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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                  AMENDMENT NO. 1
                                         TO
                                   SCHEDULE 14D-1

                         TENDER OFFER STATEMENT PURSUANT TO
              SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                           ABR INFORMATION SERVICES, INC.
                             (Name of Subject Company)

                              SPRING ACQUISITION CORP.
                                CERIDIAN CORPORATION
                                     (Bidders)

                   VOTING COMMON STOCK, PAR VALUE $0.01 PER SHARE
                           (Title of Class of Securities)

                                    00077R 10 8
                       (CUSIP Number of Class of Securities)

                                   GARY M. NELSON
                                CERIDIAN CORPORATION
                               8100 34TH AVENUE SOUTH
                           MINNEAPOLIS, MINNESOTA  55425
                                   (612) 853-4291

              (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications on Behalf of Bidders)

                                  with copies to:

                                 TIMOTHY J. SCALLEN
                                  THOMAS C. THOMAS
                          OPPENHEIMER WOLFF & DONNELLY LLP
                                 PLAZA VII BUILDING
                              45 SOUTH SEVENTH STREET
                            MINNEAPOLIS, MINNESOTA 55402
                                   (612) 607-7000

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     This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 filed on May 7, 1999 by Spring Acquisition Corp. a Florida corporation (the "Purchaser") and a wholly owned subsidiary of Ceridian Corporation, a Delaware corporation ("Parent"), with respect to the tender offer to purchase all of the outstanding shares of voting common stock, par value $0.01 per share, of ABR Information Services, Inc., a Florida corporation (the "Company"), at $25.50 per share, net to the seller in cash, without interest, hereby amends such statement on Schedule 14D-1 to add the following supplemental information:

ITEM 10.  ADDITIONAL INFORMATION.

     On May 18, 1999, Parent issued a press release, a copy of which is attached hereto as exhibit (g)(1) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (g)(1)--Text of Press Release dated May 18, 1999.

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                                     SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  May 18, 1999          CERIDIAN CORPORATION


                              By:       /s/ Gary M. Nelson
                                   ---------------------------------------------
                                   Gary M. Nelson
                                   VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY


                              SPRING ACQUISITION CORP.


                              By:       /s/ Gary M. Nelson
                                   ---------------------------------------------
                                   Gary M. Nelson
                                   PRESIDENT AND CHIEF EXECUTIVE OFFICER


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                                   EXHIBIT INDEX


EXHIBIT NO.                   DESCRIPTION
-----------                   -----------
   (g)(1)           Text of Press Release dated May 18, 1999